Generic Marketing Services, Inc.
                      2811 Reidville Road, Suite 23
                          Spartanburg, SC  29301
                           Phone:  (864) 316-2909


September 10, 2007

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Derek B. Swanson
            Attorney-Advisor

RE:  Generic Marketing Services, Inc.
     Form SB-2
     Filed on August 6, 2007
     File No  333-145132


Dear Mr. Swanson:

On behalf of Generic Marketing Services, Inc. (the "Company), this letter responds to your September 5 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

1.  General

You must register the offer and sale of Generic Marketing Services stock by its principal stockholders as a primary offering. Please revise your registration statement to identify Messrs. Arnone, Jesky, DeStefano (as well as any of their affiliates) and other existing shareholders as underwriters, to provide the disclosure required by Item 507 of Regulations S-B and to fix the price and other terms of the primary offering and distribution of the shares to the public;

Response: With regards to Item 507 of Regulation S-B, we have revised our registration statement to identify all existing shareholders. We have clearly indicated that these existing shareholders are deemed underwriters. Additionally, we have added disclosure concerning the fixed the price of the offering.




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2.  Please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation in your response letter as to why Rule 419 does not apply to Generic Marketing Services, Inc. and this offering.

Response: We believe that Rule 419 does not apply to our company. "Rule 419 under the Securities Act was adopted in 1992 to control the extent to which such companies are able to access funds from a public offering." See: SEC Proposed Rule Release No. 33-8813, page 44. Our offering concerns a dividend spin-off, we are not accessing funds from the public.

Section (a)(2) of Rule 419 under the Securities Act of 1933 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In an adopting release, the Commission stated that it would "scrutinize...offerings for attempts to create the appearance that the registrant...has a specific business plan, in an effort to avoid the application of Rule 419. See Securities Act Release No. 6932 (April 13, 1992).

We believe that we are not a blank check company subject to the provisions of Rule 419, pursuant to the guidelines specified in that Release.

The provisions of that Release discuss Rule 419 provisions which specify that a "blank check company" means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Additionally, a development stage company is defined in Rule 1-02(h) of Regulation S-X as a company that is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced, or have commenced but there has been no significant revenue therefrom.

We have a specific business plan and have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies.

We are relying on the provisions of that release, which specify that start up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering. Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan.

As specified herein, our business concerns the development of a contract sales force to market pharmaceutical and over-the-counter products. Mr. Frank Arnone, the Company's officer and director is an experienced businessman who brings to the Company years managerial business experience as Senior Director National Marketing for Pizza Hut a division of Pepsico. He has the ability to build a contract sales force.

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

In 2005, the Commission amended Securities Act Rule 405 to define a "shell company" to mean a registrant, other than an asset-backed issuer, that has:

1.  no or nominal operations; and

2.  either:

     o  no or nominal assets;
     o  assets consisting solely of cash and cash equivalents; or
     o assets consisting of any amount of cash and cash equivalents and nominal other assets.

If anything, based on our nominal operations, under this amended Rule, we can be classified as a "shell company", not a "blank check" company.

Rule 15g-8 was adopted under the Exchange Act, 17 CFR 240.15g-8, to prevent trading of any securities held in a Rule 419 escrow account. Once again, our registration statement concerns a dividend spin-off. No shares will be held in escrow. All shares will be distributed to our shareholders upon the effectives of this SB-2 Registration Statement.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.


3. We not several inconsistencies throughout your document which appear to be the result of using a generic form of prospectus where the disclosure occasionally references non-applicable information. Please review your entire document and revise to remove all inconsistent references.

Response: We have read through the document and revised or removed inconsistent references.


Summary of Distribution, page 3
-------------------------------

4. Reconcile your statement on page 4 that Basic Services, Inc. and Generic Marketing Services will have different management and directors with your disclosure elsewhere (see e.g. page 9) that Mr. Arnone will serve as an executive officer and director of both companies.

Response: We have reconciled our statement that both companies will have different management and directors.







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

Questions and Answers About the Spin-Off, page 5
------------------------------------------------

5. Correct your statement here and elsewhere (e.g. pages 5 and 34) that you will apply to have your common stock listed or traded on the OTC Bulletin Board.

Response: We have corrected our statement in the document that we will apply to have our common stock listed on the OTC Bulletin Board.


6. It appears that the reference to "Real Estate Exchange" is a typographical error. Please revise accordingly.

Response:  We have corrected this typographical error.

7. Briefly summarize the history of your parent company and other spun-off companies affiliated with Messrs. DeStefano and Jesky, including Basic Services' recent spin-off by Eaton Laboratories (a former shell Company), as well as the recent reverse merger between Eaton Laboratories and Hydrogen Hybrid Technologies summarized in the Form 8-K filed by Eaton Laboratories (now known as Hydrogen Hybrid Technologies) on April 4, 2007.

Response: We have provided a brief history of the parent company and subsequent spun-off companies as well as the recent reverse merger between Eaton Laboratories and Hydrogen Hybrid Technologies.


About Us, page 6
----------------

8. According to your balance sheet, you have no assets and no liabilities. Therefore, revise this section, and other sections of the document (including the risk factors on pages 11 through 18, as well as your Description of Business section beginning on page 22), to eliminate any suggestion that Generic Marketing will receive assets in connection with the spin-off. We note your statement that Generic Marketing will receive by assignment "all intellectual property of the interest in and rights and title to its plans to market generic pharmaceutical products."

Response: We relied upon the guidance in FAS 153, APB Opinion No. 29, as amended on December, 2004, concerning the accounting for nonmonetary assets. We agree with your comment that we should eliminate any suggestion that Generic Marketing will receive assets in connection with the spin-off; however, it would be misleading if we eliminated the fact that Generic Marketing received intellectual property from Basic Services. The intellectual property received will help Generic Marketing further its business plan, formulate business strategies, and understand the market dynamics to obtain sales and product distribution in the pharmaceutical and OTC marketplace.



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

Management's Discussion and Analysis or Plan of Operation, page 20
------------------------------------------------------------------

Results of Operations for Period Ending July 31, 2007
---------------------------------------------------

9. Please eliminate your statement here, and on page 31, that you plan to bring to, market a "generic pharmaceutical product," as it appears from your disclosure in the registration statement that your plan of operation relates solely to the sale of products on behalf of other companies. If your statement that you plan to bring to market a pharmaceutical product is true, please disclose the status of any required approval by the FDA and provide us, in your response letter, with the name and contact information for the individual at the FDA who is overseeing the approval of your product.

Response: We have eliminated the statement concerning the marketing of a "generic pharmaceutical product." Supplementally, when we establish our contract sales force, our sales force will represent companies with pharmaceutical or over-the-counter products. These contract companies are required to have their sales materials reviewed by the FDA. Therefore, we are not required to work directly with the FDA, this is responsibility of our contract suppliers.

Government and Industry Regulation, page 25
----------------------------------------

10. With a view towards further disclosure, please tell us whether your operations will be subject to regulatory oversight by the Food and Drug Administration.

Response: As stated above (Comment No 9), it is the responsibility of our clients to have their sales materials reviewed by the FDA for the products they produce. We do not anticipate being involved with the regulatory oversight of sales materials to be used by our contract sales force.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Sincerely,

Respectfully yours,

Generic Marketing Services, Inc.

By:   /s/ Frank Arnone
---------------------------------
          Frank Arnone
          Chief Executive Officer




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